EXHIBIT 99.1

TeliaSonera gives notice of redundancies in connection with acquisition of Orange in Denmark

STOCKHOLM, Sweden, Dec. 30, 2004 (PRIMEZONE) -- Telia Mobile Denmark gives notice of redundancy of 300 employees in connection with the acquisition of the Danish mobile company Orange. The redundancy process will begin January 3, 2005.

As part of the integration between Telia Mobile and Orange in Denmark, employees in the two companies have today been given notice of forthcoming redundancies. These lay-offs will be carried out in accordance with Danish legislation. In total, Telia Mobile expects to lay-off 300 employees from both companies in 2005. Together, the two companies currently employ a workforce of 1,050.

``The integration process has gone ahead according to plan and everyone has shown a very positive attitude towards the merger. We have now reached the stage in the process, however, where lay-offs are unfortunate but necessary in light of the two companies becoming one. Management expects to establish a positive consensus with the employees' negotiating committee so that both sides can reach a satisfactory result vis-a-vis the redundancy plan," explains Telia Mobile CEO, Jesper Broeckner.

The final result of negotiations is expected by the beginning of February 2005.

Expenses related to the redundancies are expected to be within 60 to 105 MSEK. This amount will be provisioned for in the 2004 result.

For further information journalists can contact:

Jesper Broeckner, Managing Director of Telia Mobile, TeliaSonera Denmark, tel. +45 28 27 27 27

Robert Neimanas, Head of Communications, TeliaSonera Denmark, tel. +45 28 27 51 82

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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